Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Jessica D. Burt, Esquire
202.419.8409
jburt@stradley.com

February 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Mutual Funds
File No. 333-40455 and 811-08495

Dear Ms. Marquigny:

On behalf of Nationwide Mutual Funds (the “Registrant”) and its series the Nationwide Mellon Disciplined Value Fund (the “Fund”), below you will find the Registrant’s responses to the comments conveyed by you on February 2, 2021 with regard to Post-Effective Amendment No. 270 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

1) Comment:  The Fund’s Principal Investment Strategies references convertible securities and preferred stock. If the Fund intends to treat convertible securities and preferred stock as equity securities for purposes of the Fund’s 80% policy, please supplementally explain why doing so is appropriate (i.e., why does the adviser believe these investments have economic characteristics similar to equity)?

Response: Registrant respectfully notes that the Fund’s name, “Nationwide Mellon Disciplined Value Fund,” does not suggest that the Fund focuses on a particular type of investment, such as equity securities.  Therefore, the Fund is not subject to the requirements of Rule 35d-1.

Nevertheless, Registrant notes that, for purposes of the Fund’s 80% policy, preferred stocks are equity securities because they, like common stock, represent an ownership stake in a company, and convertible securities have economic characteristics similar to equity securities because they can be converted into common stock by the holder of the securities.

2) Comment:  We note that the strategy risk summary identifies the group of investors for whom the Fund may be appropriate; as this is risk disclosure, please consider providing an equally clear statement about the types of investors for whom this Fund would not be appropriate.

Response: Registrant has considered this comment and respectfully declines to include such disclosure. While Instruction to Item 4 (b)(1)(i) of Form N-1A states that a Fund “may describe the types of investors for whom the Fund is intended,” the Form does not require a registrant to state the types of investors for whom the Fund would not be appropriate.

3) Comment:  The Fund lists “Sector risk” as a principal risk of the Fund. If the Fund currently emphasizes a particular industry or economic sector, please identify this sector or industry and summarize the risks unique to it.

Response: Registrant confirms that the Fund does not currently emphasize a particular sector and that the Fund’s subadviser does not manage the Fund to concentrate in any particular sector.

U.S. Securities and Exchange Commission

4) Comment:  Please supplement the Fund’s IPO strategy in Item 9. Specifically provide some sense of the circumstances in which the Fund would invest in IPOs. What constitutes an “appropriate tie” to the Fund’s strategy justifying investment in an IPO?

Response: Registrant respectfully notes that it has recently revised its disclosure regarding the Fund’s investments in IPOs based upon prior comments from the Staff. Registrant believes its earlier revisions to the disclosure are satisfactory and appropriately addressed the Staff’s comments.

Statement of Additional Information

5) Comment: We note that the Fund is not included in the “Subadvisory Fees Paid” chart on page 76. Please review and revise if appropriate.

Response: The Fund has been added to the “Subadvisory Fees Paid” chart.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8409 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/Jessica D. Burt
Jessica D. Burt, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Peter M. Hong, Esquire
Jessica L. Patrick, Esquire